UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                     NETCURRENTS INFORMATION SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    742893506
                                 (CUSIP Number)


                                December 27, 1999
             (Date of Event which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ] Rule 13d-1(b)
                              [X] Rule 13d-1(c)
                              [ ] Rule 13d-1(d)

CUSIP No. 742893506                                           Page 2 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  Augustine Fund, L.P.

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        250,000 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    250,000 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person-
                  250,000 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                     [ ]

11       Percent of Class Represented By Amount in Row (9)
                  0.6%

12       Type of Reporting Person
                                       PN

CUSIP No. 742893506                                           Page 3 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  Augustine Capital Management, LLC

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Delaware

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        250,000 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    250,000 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  250,000 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  0.6%

12       Type of Reporting Person
                                       PN

CUSIP No. 742893506                                           Page 4 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  John T. Porter

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        250,000 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    250,000 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  250,000 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  0.6%

12       Type of Reporting Person
                                       IN

CUSIP No. 742893506                                           Page 5 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  Brian D. Porter

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        250,000 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    250,000 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  250,000 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  0.6%

12       Type of Reporting Person
                                       IN

CUSIP No. 742893506                                           Page 6 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  Thomas Duszynski

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        250,000 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    250,000 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  250,000 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  0.6%

12       Type of Reporting Person
                                       IN

CUSIP No. 742893506                                           Page 7 of 10 Pages


Item 1(a) Name of Issuer:

         Netcurrents Information Services, Inc.

Item 1(b) Address of Issuer's Principal Office:

         9270 Wilshire Boulevard
         Suite 700
         Los Angeles, CA 90212

Item 2(a) Name of Person Filing:

         Augustine Fund, L.P.
         Augustine Capital Management, LLC
         John T. Porter
         Brian D. Porter
         Thomas Duszynski

Item 2(b) Address of Principal Business Office or, if none, Residence:

         The business address of each person filing is 141 West Jackson Boulevard, Suite 2182, Chicago, Illinois 60606.

Item 2(c) Citizenship:

         Augustine Fund, L.P. is an Illinois limited partnership.
         Augustine Capital Management, LLC is a Delaware limited liability company.
         John T. Porter, Brian D. Porter and Thomas Duszynski are all United
           States citizens and residents of the State of Illinois.

Item 2(d) Title of Class of Securities:

         Common Stock.

Item 2(e) CUSIP Number:

         742893506

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CUSIP No. 742893506                                           Page 8 of 10 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership

       Augustine Fund, L.P. ("Augustine Fund") may be deemed to share power to vote and dispose of the shares owned of record with its general partner Augustine Capital Management, LLC ("Augustine Capital") and with the shareholders, directors and officers of Augustine Capital, all of whom at the time of the events described in this filing were John T. Porter, Brian D. Porter or Thomas Duszynski. Such shares may be deemed to be beneficially owned by any or all of Augustine Fund, Augustine Capital John T. Porter, Brian D. Porter and Thomas Duszynski (collectively, the "Group Members").

         (a)  Amount Beneficially Owned:

                  The Group Members beneficially own 250,000 shares.

         (b)  Percent of Class:

                  The Group Members beneficially own 0.6% of the class.

         (c) Each of the Group Members has the number of shares listed below as to which such Group Member has:

                  (i) sole power to vote or direct the vote:  0

                  (ii) shared power to vote or direct the vote:  250,000

                  (iii) sole power to dispose or direct the disposition of:  0

                  (iv) shared power to dispose or direct the disposition of:
                        250,000

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.
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CUSIP No. 742893506                                           Page 9 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 742893506                                          Page 10 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2002

                                        AUGUSTINE FUND, L.P.

                                        By: /s/ Thomas Duszynski

                                        Its:  Chief Financial Officer


                                        AUGUSTINE CAPITAL MANAGEMENT, LLC

                                        By: /s/ Thomas Duszynski

                                        Its:  Chief Financial Officer


                                        JOHN T. PORTER

                                        /s/ John Porter

                                        BRIAN D. PORTER

                                        /s/ Brian D. Porter


                                        THOMAS DUSZYNSKI

                                        /s/ Thomas Duszynski